Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

COASTAL CONTACTS INC.

July 31, 2013

(Expressed in Canadian Dollars)

(Unaudited)

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Canadian Dollars)

(unaudited)

	July 31	October 31
	2013	2012

ASSETS
Current assets
Cash and cash equivalents (note 4)	$25,870	$19,153
Trade and other receivables	7,962	6,681
Inventories	27,826	25,435
Prepaid expenses	3,373	2,250
Total current assets	65,031	53,519
Non-current assets
Property, equipment and leasehold improvements	10,751	9,887
Intangible assets	12,606	11,376
Goodwill	8,647	8,322
Total non-current assets	32,004	29,585
TOTAL ASSETS	$97,035	$83,104

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade and other payables	$46,928	$40,144
Provisions	1,807	1,284
Income taxes payable	389	839
Finance lease obligations, current	901	101
Loans, current	2,725	5,015
Other current liabilities	274	3,210
Total current liabilities	53,024	50,593
Non-current liabilities
Other long-term liabilities	271	270
Finance lease obligations	1,102	457
Loans	2,425	—
Deferred tax liabilities	3,172	2,905
Total non-current liabilities	6,970	3,632
Total liabilities	59,994	54,225

Shareholders’ equity
Share capital (note 5)	63,197	42,501
Share-based payments reserve	3,633	3,395
Accumulated other comprehensive income (loss)	104	(137)
Deficit	(29,893)	(16,880)
Total shareholders’ equity	37,041	28,879
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$97,035	$83,104

See accompanying notes to the condensed consolidated financial statements

On behalf of the Board:

“Roger Hardy”	“Jeffrey Mason”
Roger V. Hardy, Director	Jeffrey R. Mason, Director

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Thousands of Canadian Dollars, except share and per share amounts)

(unaudited)

	Three months ended July 31		Nine months ended July 31
	2013	2012	2013	2012

Sales	$55,548	$50,324	$164,191	$145,385
Cost of sales	32,733	28,898	96,902	84,130
Gross profit	22,815	21,426	67,289	61,255

Fulfillment	4,874	5,090	15,770	13,964
Selling and marketing	16,183	12,180	47,634	33,483
General and administration	5,067	5,227	16,647	14,919
Results from operating activities	(3,309)	(1,071)	(12,762)	(1,111)

Financing costs (income)	(775)	848	212	917

Loss before income taxes	(2,534)	(1,919)	(12,974)	(2,028)

Income tax expense (recovery) - current	59	(43)	(100)	527
Income tax expense (recovery) - deferred	61	(15)	139	(256)
Net income tax expense (recovery)	120	(58)	39	271

Net loss for the period	(2,654)	(1,861)	(13,013)	(2,299)

Other comprehensive income (loss)
Foreign currency translation differences	(283)	(33)	241	(845)
Comprehensive loss for the period	$(2,937)	$(1,894)	$(12,772)	$(3,144)

Basic and diluted loss per share (note 7)	$(0.08)	$(0.07)	$(0.43)	$(0.08)

Weighted average number of common shares outstanding - basic and diluted (note 7)	32,346,033	28,335,556	30,268,616	28,226,417

See accompanying notes to the condensed consolidated financial statements

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in Thousands of Canadian Dollars, except Number of Common Shares)

(unaudited)

	Number of common shares	Share capital	Share-based payments reserve	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity

Balance at October 31, 2011	28,110,579	$40,667	$2,934	$372	$(10,864)	$33,109
Net loss	—	—	—	—	(2,299)	(2,299)
Other comprehensive loss on foreign currency translation	—	—	—	(845)	—	(845)
Share based payments expense	—	—	747	—	—	747
Issue of shares on exercise of share options	245,166	488	—	—	—	488
Reclassification of grant date fair value on exercise of share options	—	213	(213)	—	—	—
Balance at July 31, 2012	28,355,745	$41,368	$3,468	$(473)	$(13,163)	$31,200

Balance at October 31, 2012	28,615,753	$42,501	$3,395	$(137)	$(16,880)	$28,879
Net loss	—	—	—	—	(13,013)	(13,013)
Other comprehensive loss on foreign currency translation	—	—	—	241	—	241
Share based payments expense	—	—	686	—	—	686
Issue of shares	3,447,100	19,224	—	—	—	19,224
Issue of shares on exercise of share options	395,418	1,024	—	—	—	1,024
Reclassification of grant date fair value on exercise of share options	—	448	(448)	—	—	—
Balance at July 31, 2013	32,458,271	$63,197	$3,633	$104	$(29,893)	$37,041

See accompanying notes to the condensed consolidated financial statements

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Canadian Dollars)

(unaudited)

For the nine months ended July 31	2013	2012

Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(13,013)	$(2,299)
Adjustments for:
Depreciation and amortization	2,946	2,190
Share-based payments expense	686	747
Deferred income tax expense (recovery)	139	(256)
Amortization of lease inducement	77	(72)
Amortization of deferred financing costs	(40)	—
Unrealized foreign exchange gain	—	(46)
Interest expense, net	304	334
Changes in non-cash operating working capital	(664)	461
Income tax paid	(224)	(82)
Net cash provided from (used in) operating activities	(9,789)	977

Financing activities
Proceeds from issuance of common shares, net	19,224	—
Proceeds from share options exercised	1,024	488
Decrease in finance lease obligation	(323)	(2,491)
Increase in loans	43	2,299
Interest received	20	59
Interest paid	(324)	(396)
Net cash provided from (used in) financing activities	19,664	(41)

Investing activities
Acquisition of property, equipment and leasehold improvements, net	(1,030)	(1,113)
Acquisition of intangible assets, net	(1,930)	(1,160)
Net cash used in investing activities	(2,960)	(2,273)

Effect of exchange rate changes on cash and cash equivalents	(198)	(124)

Increase (decrease) in cash and cash equivalents	6,717	(1,461)
Cash and cash equivalents, beginning of period	19,153	16,864
Cash and cash equivalents, end of period	$25,870	$15,403

Supplemental disclosure of cash flow information:

Non-cash financing activities
Acquisition of assets under finance lease	$1,527	$677

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and nine months ended July 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

1. NATURE OF BUSINESS AND CONTINUING OPERATIONS

Coastal Contacts Inc. (“Coastal”) is a global electronic retailer of contact lenses, eyeglasses and related vision care products sold primarily through its internet sites. Coastal has customers in North America, Europe and the Asia Pacific region.

The head office of Coastal is located at 2985 Virtual Way, Suite 320, Vancouver, B.C., Canada, V5M 4X7.  The registered and records office is located at 1055 West Hastings Street, Suite 2200, Vancouver, B.C., Canada, V6E 2E9.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with the International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This condensed consolidated interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  This financial report should be read in conjunction with the audited consolidated financial statements of the Company for the year ended October 31, 2012.

The accounting policies applied in preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended October 31, 2012.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on September 10, 2013.

3. FUTURE ACCOUNTING STANDARDS

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances.  Coastal intends to adopt these standards in its financial statements for the fiscal year beginning on November 1, 2013 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and nine months ended July 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

3. FUTURE ACCOUNTING STANDARDS (Continued)

a)             Presentation of Financial Statements

Amendments to IAS 1, Presentation of Financial Statements retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met.  Income tax on items of other comprehensive income is required to be allocated on the same basis.

b)             Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of “control,” which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to Coastal’s consolidated financial statements.

c)              Fair Value Measurement

IFRS 13, Fair Value Measurement establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRSs require or permit fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2, Share-based Payment and leasing transactions within the scope of IAS 17, Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2, Inventories or value in use under IAS 36, Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, such as an exit price.

New accounting pronouncements

A number of new standards, and amendments to standards and interpretations, are not yet effective for the fiscal year ended October 31, 2013, and have not been applied in preparing these condensed consolidated interim financial statements.  Those that are expected to have a significant effect on the consolidated financial statements of Coastal are discussed below.

Accounting standards effective January 1, 2015

a)             Financial Instruments

IFRS 9, Financial Instruments was issued in November 2009 and covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and nine months ended July 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

3. FUTURE ACCOUNTING STANDARDS (Continued)

This standard has an effective date of January 1, 2015 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the fiscal year beginning on November 1, 2015 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	July 31	October 31
	2013	2012
Cash	$25,718	$17,671
Restricted cash	152	1,482
Cash and cash equivalents	$25,870	$19,153

5. SHARE CAPITAL

a)    Issued and outstanding common shares

On April 1, 2013, Coastal issued 3,447,100 common shares at a price of USD $6.00 per share for gross proceeds of USD $20.7 million ($21.0 million).  Coastal incurred $1.8 million in costs related to the share issuance for net proceeds of $19.2 million.

b)    Share purchase options

Coastal’s shareholders adopted an equity-settled share option plan (the “Option Plan”), for its directors, officers, employees and service providers. The Option Plan provides that options to purchase common shares may be granted to eligible persons on terms determined within the limitations set out in the Option Plan.  The maximum number of common shares to be reserved for issuance at any one time under the Option Plan and any other employee incentive plan is 12.5% of the then issued and outstanding common shares. The exercise price for a share purchase option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities. Options granted may be subject to vesting requirements.  Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee, or service provider.  The options have terms ranging from one to five years and generally vest over periods of up to 36 months. The Option Plan is administered by Coastal’s Compensation Committee.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and nine months ended July 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

5. SHARE CAPITAL (Continued)

Share purchase option activity for the nine months ended July 31, 2013:

	Number of options	Weighted average exercise price $
Outstanding at October 31, 2012	2,307,833	$3.46
Granted	779,500	$5.50
Exercised	(395,418)	$2.59
Cancelled/Forfeited	(201,332)	$4.91
Outstanding at July 31, 2013	2,490,583	$4.13

The weighted average share market price at the date of exercise for the 395,418 share options exercised during the nine months ended July 31, 2013 was $5.66.

The following table summarizes information about Company share purchase options outstanding as at July 31, 2013:

	Share purchase options outstanding			Share purchase options exercisable
Range of exercise price $	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price $
1.60 - 1.99	325,000	0.59	$1.60	325,000	0.59	$1.60
2.00 - 2.29	15,000	1.07	$2.16	15,000	1.07	$2.16
2.30 - 3.25	810,000	2.03	$3.02	757,760	2.00	$3.01
3.26 - 5.85	1,340,583	4.03	$5.44	375,941	3.60	$5.38
	2,490,583	3.01	$4.13	1,473,701	2.09	$3.29

The weighted average fair value of options granted during the nine month period ended July 31, 2013 was $1.93 (July 31, 2012 — $1.93) per option based on the Black-Scholes option pricing model using the following assumptions:

	2013	2012
Dividend yield	0%	0%
Expected volatility	43.8%	44.8%
Risk free interest rate	1.31%	1.10%
Expected forfeiture rate	5.80%	4.57%
Expected lives	3.9 years	3.8 years

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The expected life of share options granted represents the period of time that share options granted are expected to be outstanding. Expected volatilities are based on historical volatility of the Company’s shares listed on the stock exchange. The expected forfeiture rate represents the expectation of forfeitures occurring within the vesting period.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and nine months ended July 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

6. EXPENSES BY NATURE

	For the three months ended July 31		For the nine months ended July 31
	2013	2012	2013	2012
Changes in inventories of finished goods and raw materials	$27,384	$24,958	$79,775	$72,407
Employee expenses	11,551	9,876	34,483	28,026
Depreciation and amortization	1,132	752	2,946	2,190
Advertising	9,350	7,414	29,310	18,717
Other expenses	9,440	8,395	30,439	25,156
Total cost of sales, fulfillment, selling and marketing and general and administration expenses	$58,857	$51,395	$176,953	$146,496

	For the three months ended July 31		For the nine months ended July 31
	2013	2012	2013	2012
Wages and salaries	$10,197	$8,688	$30,865	$24,905
Share-based payments expense	241	171	686	747
Other benefits	1,113	1,017	2,932	2,374
Total employee expenses	$11,551	$9,876	$34,483	$28,026

7. EARNINGS (LOSS) PER SHARE

Diluted loss per share is calculated by adjusting the weighted average number of ordinary common shares outstanding to assume exercise of any dilutive share purchase options into ordinary common shares. There were no adjustments included in the calculation as all options exercisable during the three and nine month period ended July 31, 2013 and 2012 were anti-dilutive.

8. SEGMENTED INFORMATION

Coastal sells contact lenses, glasses, related vision care products and ships products from North America, Europe and Australia.

Geographical sales information is based on the location of the customers in which Coastal sells its products.  Intercompany sales have been excluded.  Certain comparative figures have been adjusted to reflect this reporting.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and nine months ended July 31, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

8. SEGMENTED INFORMATION (Continued)

By Region	North America (1), (2)	Europe (3)	Asia Pacific	Total

Three months ended July 31, 2013
Glasses	$10,811	$2,597	$569	$13,977
Contacts	16,198	20,263	5,110	41,571
Total	27,009	22,860	5,679	55,548

Three months ended July 31, 2012
Glasses	$9,275	$1,714	$552	$11,541
Contacts	14,600	18,473	5,710	38,783
Total	23,875	20,187	6,262	50,324

Nine months ended July 31, 2013
Glasses	$34,638	$6,763	$2,452	$43,853
Contacts	46,146	57,097	17,095	120,338
Total	80,784	63,860	19,547	164,191

Nine months ended July 31, 2012
Glasses	$25,969	$6,238	$1,829	$34,036
Contacts	40,939	52,657	17,753	111,349
Total	66,908	58,895	19,582	145,385

Non-current assets
As at July 31, 2013	$13,172	$17,442	$1,390	$32,004
As at October 31, 2012	12,535	15,660	1,390	29,585

(1) Total sales in Canada were $18,857 and $54,737 for the three and nine months ended July 31, 2013 (2012 – $15,659, $44,803).

(2) Total sales in USA were $8,152 and $26,047 for the three and nine months ended July 31, 2013 (2012 – $8,216, $22,105).

(3) Total sales in Sweden were $11,387 and $30,359 for the three and nine months ended July 31, 2013 (2012 – $9,297, $26,284).